P.E. 2/11/02
0-13722

File Number: 0-13722

02012859

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
450 Fifth Street. N.W.
Washington, D.C. 20549

Report of Foreign Issuer
Persuant to Rule 13a-6 or 15d-16 under
The Securities Exchange Act of 1934

SKF signs a logistics agreement with AvestaPolarit Welding
and
SKF sells its Italian based sheet metal components manufacturing
and
SKF secures major orders from GE for aerospace bearings
and
New Managing Director for Ovako Steel
and
SKF's research centre first to get new quality certification
and
SKF secures major order from world's biggest wind turbine producer
and
Aero and Steel - New division in SKF
and
Spanish wind turbine manufacturer chooses SKF as main supplier

Aktiebolaget SKF
(Exact name of Registrant as specified in its charter)

SKF Incorporated
(Translation of Registrant's name into English)

Kingdom of Sweden
(Jurisdiction of incorporation or organization)

SE-415 50 Göteborg, Sweden
(Address of principal executive offices)

Press release

SKF signs a logistics agreement with AvestaPolarit Welding

SKF Logistics Services has signed yet another logistics agreement. This time with AvestaPolarit Welding for the management of the company's central stock-keeping and goods flow in Europe.

SKF Logistics Services has a global, time-phased delivery network that ensures an excellent delivery service for customers all over the world. This logistics expertise is a considerable asset offered to both SKF's internal customers and a growing number of external customers.

AvestaPolarit Welding manufactures welding material for stainless steel, and is part of the AvestaPolarit Group, one of the world's leading manufacturers of stainless steel. AvestaPolarit Welding today has a production plant and warehouse in Avesta, Sweden and national warehouses in a number of European countries.

"By stocking parts of our production in SKF's central European warehouse in Belgium and using its daily delivery system, AvestaPolarit Welding will be able to alter its Supply Chain process, and this will ensure we meet our customers' requirements for fast, reliable and cost-effective deliveries", says Jacob Sandberg, President, AvestaPolarit Welding.

The agreement is initially for two years, but both SKF and AvestaPolarit Welding are aiming for long-term cooperation.

Göteborg, 12 November 2001
Aktiebolaget SKF
(publ.)

For further information, please contact:
Lars G Malmer, SKF Group Communication, tel +46- 31-3371541, e-mail: Lars.G.Malmer@skf.com

Aktiebolaget SKF, SE-415 50 Göteborg, Sweden, tel +46-31-3371000, fax +46-31-3372832, www.skf.com

Press release

SKF sells its Italian based sheet metal components manufacturing

SKF has agreed to sell its Italian based manufacturing of sheet metal components such as cages and shields, to CMSP s.r.l., an Italian company specialising in sheet metal pressing. The physical operations will remain within SKF's existing facilities in the Airasca plant, while the business will be run by CMSP. The transfer will take place on January 1st, 2002.

Annual deliveries to SKF will be in the region of 100 million SEK. Just over 100 employees at the Airasca plant will be transferred to the new owners.

CMSP has a long relationship with SKF as a supplier. SKF's decision to exit its manufacturing of sheet metal components in Italy is another step in the Group's strategy to reduce vertical integration in the manufacturing process.

Göteborg, November 22, 2001
Aktiebolaget SKF
(publ.)

For further information, please contact:
Lars G Malmer, SKF Group Communication, tel. +46-(0)31 337 1541, e-mail: Lars.G.Malmer@skf.com

Press release

SKF secures major orders from GE for aerospace bearings

SKF has through its Aerospace unit, MRC Bearings in the US, been awarded long-term contracts worth up to 55 million US dollars for the supply of main-shaft engine bearings to GE Aircraft Engines.

The contracts cover production and spare parts requirements during the period of 2002-2006.

GE Aircraft Engines is the world's leading provider of aircraft and aero-derivative propulsion systems and services.

The MRC products will be used in GE aircraft engines and aero-derivative turbines for marine and industrial applications, including power generation.

The bearings MRC manufactures for GE range from 20 mm to 640 mm outer diameter and are some of the most complex designs in the world. Advanced materials, super-precision tolerances and integrated components allow these bearings to operate at extremely high speed.

The contracts with GE strengthen the SKF Aerospace position as a leading supplier of aero-engine bearings to jet engines for large aircrafts. The bearings will be manufactured at MRC's plants in Jamestown and Falconer in the state of New York, USA.

Göteborg, November 28, 2001
Aktiebolaget SKF
(publ.)

For further information, please contact:
Lars G Malmer, SKF Group Communication, tel +46 (0)31 37 1541, e-mail: Lars.G.Malmer@skf.com

Press release

New Managing Director for Ovako Steel

Mr Bengt Lindahl has been appointed as Managing Director of Ovako Steel AB. He will take up his position on January 1, 2002, at which time Martin Ivert leaves for his new assignment as CEO of LKAB.

Mr Lindahl, 54 years of age, has held a number of senior positions in Swedish industry, including work with SKF's steel operations between 1980 and 1992.

Göteborg, December 3, 2001
Aktiebolaget SKF
(publ.)

For further information, please contact:
Lars G Malmer, SKF Group Communication, tel. +46 31 337 1541, e-mail: Lars.G.Malmer@skf.com

Press release

SKF's research centre first to get new quality certification

SKF Engineering & Research Centre in Nieuwegein, The Netherlands has been certified to the new ISO 9001:2000 standard by Lloyd's Register Quality Assurance. This makes SKF the first bearing company in the world to have its research laboratory independently certified to the new standard.

The ISO 9001 standard is one of three derivatives of the basic ISO 9000 series of Quality Standards and is dependent on the scope that a company covers with its Quality Management System.

The international accreditation forum established a transition period of three years from December 2000 for those companies certified to the earlier 1994 standard to achieve the new certification. SKF's research centre did it in nine months. SKF's research centre was also the first bearing research centre to gain certification to the 1994 standard.

Göteborg, December 5, 2001
Aktiebolaget SKF
(publ.)

For further information, please contact:
Lars G Malmer, SKF Group Communication, tel. +46 31 337 1541, e-mail: Lars.G.Malmer@skf.com

SKF

Press release

SKF secures major orders from GE for aerospace bearings

SKF has through its Aerospace unit, MRC Bearings in the US, been awarded long-term contracts worth up to 55 million US dollars for the supply of main-shaft engine bearings to GE Aircraft Engines.

The contracts cover production and spare parts requirements during the period of 2002-2006.

GE Aircraft Engines is the world's leading provider of aircraft and aero-derivative propulsion systems and services.

The MRC products will be used in GE aircraft engines and aero-derivative turbines for marine and industrial applications, including power generation.

The bearings MRC manufactures for GE range from 20 mm to 640 mm outer diameter and are some of the most complex designs in the world. Advanced materials, super-precision tolerances and integrated components allow these bearings to operate at extremely high speed.

The contracts with GE strengthen the SKF Aerospace position as a leading supplier of aero-engine bearings to jet engines for large aircrafts. The bearings will be manufactured at MRC's plants in Jamestown and Falconer in the state of New York, USA.

Göteborg, November 28, 2001
Aktiebolaget SKF
(publ.)

For further information, please contact:
Lars G Malmer, SKF Group Communication, tel +46 (0)31 37 1541, e-mail: Lars.G.Malmer@skf.com

Press release

Aero and Steel
New division in SKF

A new division, the Aero and Steel Division, will be formed in the SKF Group and will become operative on January 1, 2002. Kaj Thorén has been appointed President and will also be a member of the SKF Executive Committee.

The new division will include Aeroengine Bearings, Airframe Components, CR Aerospace, Ovako Steel and Forgings and Rings.

Tore Bertilsson, presently Chief Financial Officer, will also take responsibility for Business Development and Purchasing.

At the same time the Seals operations will be organized in line with the Group's customer-oriented organization and the different operations will be transferred to the other Divisions as follows:

CR Americas, CR Asia and CR Automotive Europe will be part of the Automotive Division. CR Industrial Europe will be organized within the Industrial Division. Bearing Seals including RFT Italy, RFT Bethlehem and CR India will be included in the Electrical Division.

Göteborg, December 19, 2001
Aktiebolaget SKF
(publ.)

For further information, please contact:
Lars G Malmer, SKF Group Communication, tel. +46 31 337 1541, e-mail: Lars.G.Malmer@skf.com

SKF

Press release

Spanish wind turbine manufacturer chooses SKF as main supplier

SKF has secured two new important orders for bearings to wind turbines. The Spanish manufacturer Gamesa Eolica has selected SKF as its main supplier for bearings for the next two years.

Gamesa is among the world's largest manufacturers of wind turbines. The bearings covered by the agreement are spherical roller bearings in two different sizes and will be manufactured at the plant in Göteborg, Sweden. The agreement also includes technical cooperation and joint projects aiming at improving Gamesa's productivity.

Gamesa's wholly owned subsidiary Echesa, that manufactures gearboxes for wind turbines, has also selected SKF as its main supplier of bearings. This contract covers spherical and cylindrical roller bearings, to be manufactured in Göteborg and Schweinfurt, Germany.

– We have now managed, in a very short time, to secure important orders to a value of about SEK 250 million within the wind turbine business. It shows that our new concept, building teams with a complete knowledge of the whole application and who work together with the customer to find the right solutions, is paying off, says Christer Gyberg, President of SKF Industrial Division. We are now further strengthening our leading position in this fast growing market. Orders already taken this year indicate that our strong growth will continue also during next year.

– If we take into account all the components needed in a wind turbine and where SKF can be present such as bearings for the main shaft, gearbox and generator; housings, couplings, condition monitoring, etc, we have a world market in the region of some SEK 3 billion, says Christer Gyberg.

Göteborg, December 21, 2001
Aktiebolaget SKF
(publ.)

For further information, please contact:
Lars G Malmer, SKF Group Communication, tel +46 31 337 1541, e-mail: Lars.G.Malmer@skf.com